Exhibit 99.2

Oasmia Pharmaceutical AB (publ)

December 3, 2015

Interim report for the period May - October 2015

First commercial orders for Paclical

SECOND QUARTER August 1 – October 31, 2015

•	Consolidated net sales amounted to TSEK 52, compared to TSEK 558 in the second quarter of 2014

•	Operating loss was TSEK 41,008 compared to a loss of TSEK 24,145 in the second quarter of 2014

•	Net loss after tax amounted to TSEK 43,395 compared to a loss of TSEK 26,715 in the second quarter of 2014

•	Loss per share was SEK 0.44 compared to a loss of SEK 0.30 in the second quarter of 2014

•	Comprehensive loss was TSEK 43,417 compared to a loss of TSEK 26,715 in the second quarter of 2014

THE PERIOD May 1 – October 31, 2015

•	Consolidated net sales amounted to TSEK 271 compared to TSEK 1,552 in the same period 2014

•	Operating loss was TSEK 78,827 compared to a loss of TSEK 54,496 in the same period 2014

•	Net loss after tax amounted to TSEK 83,215 compared to a loss of TSEK 59,704 in the same period 2014

•	Loss per share was SEK 0.85 compared to a loss of SEK 0.68 in the same period 2014

•	Comprehensive loss was TSEK 83,221 compared to a loss of TSEK 59,704 in the same period 2014

•	Oasmia launched Paclical® in Russia and obtained the first commercial orders for the Russian market with total end-user value of about USD 9 million

•	The listing on the NASDAQ US stock list and IPO of approximately USD 9.5 million in gross proceeds closed

•	Nexttobe AB loan to Oasmia was replaced by a new loan and maturity date extended events after THE closing day

•	Final positive data for Paclical in head-to-head study with Abraxane®

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•	The option for over-allotment in connection to the listing on NASDAQ US was utilized and gross proceeds increased by additional approximately USD 0.9 million. Total gross proceed increased to approximately USD 10.4 million.

•	Strong interest for Oasmia’s lead human cancer drug Paclical at the 19:th Annual Russian Cancer Congress

CEO COMMENTS:

”It has been a very eventful period for Oasmia. We have as the first Swedish company in a long time entered the American stock market through a US NASDAQ listing. The listing will help to increase interest for Oasmia in the USA, which is the market with the greatest potential for us. In connection with the listing, we performed an Initial Public Offering for new American investors. We have received a great interest on our roadshows, especially from investors specialized in the pharmaceutical sector.

Another important milestone for the company is that we have received our first orders for Paclical from Russia. They are estimated to an end-user value of about USD 9 million. The fact that these orders were this significant is a very important indication that the interest for Paclical in Russia is great. We expect significant growth in the region, which also includes the CIS countries, and that more doctors see the benefits of treatment with Paclical compared to standard treatment.

We have also received final data from the head-to-head study with Paclical and the market-leading product on the global paclitaxel market Abraxane, which is marketed by Celgene. The data shows a total bioequivalence, which indicates that both products have the same efficacy. Abraxane is the only competitor on this market and its sales is estimated to exceed one billion dollars in 2015. We are convinced that there is room for one more product with the same properties on this market.

Oasmia has during the period regained the marketing and sales rights to Paccal Vet in the USA, and this process was completed on October 1, 2015. This move is important to achieve growth on the American market for veterinary pharmaceuticals and increases our flexibility by allowing us to control how our products are marketed.

In order to strengthen the company financially and in addition to the share issue, Nexttobe has also extended a loan, which shows that we have a long-term relation with our principal owners. As we expect that revenues will be generated from sales in Russia shortly, we see the future with optimism, although much work remains", comments Mikael Asp, CEO for Oasmia.

The information in this interim report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on December 3, 2015 at 8.15 am.

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Oasmia Pharmaceutical AB develops a new generation of drugs within human and veterinary oncology. The product development aims to manufacture novel formulations based on well-established cytostatics which, in comparison with current alternatives, show improved properties, a reduced side-effect profile and an expanded therapeutic area. The product development is based on in-house research within nanotechnology and company patents. The company share is listed at NASDAQ Stockholm, NASDAQ USA and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

Since the April 2015 market authorization of Paclical by the Russian Ministry of Health, work is now in progress with the planned launch in Russia. It will be marketed by Oasmia’s Russian distributor, Pharmasyntez, both in Russia and the CIS countries. In October, Oasmia received the first commercial orders from Pharmasyntez to a total end-user value of about USD 9 million. Paclical, is the first completely water soluble cancer drug containing paclitaxel that received market approval.

In July 2014, Paccal Vet-CA1 was launched on the US market by Abbott Animal Health. In February 2015, Zoetis announced that they had completed the acquisition of Abbott Animal Health. In July 2015, Zoetis terminated the collaboration agreement between the companies and Oasmia regained the exclusive global rights, without any compensation received or paid, to Paccal Vet and Doxophos Vet. At the same time Oasmia took responsibility for marketing and sales of Paccal Vet-CA1 and established its own sales company in the USA, Oasmia Pharmaceutical, Inc. The official launch was carried out during the VCS (Veterinary Cancer Society) annual conference. Oasmia’s subsidiary is still in a start-up phase, which may cause some delay before sales can be expected.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical

In April 2015, Oasmia´s cancer product Paclical received market authorization in Russia by the Russian Ministry of Health. Paclical is the first completely water soluble cancer drug containing paclitaxel approved for sale. Paclical launches on the Russian market in 2015.

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented technology XR17. Paclical has received orphan drug designation (see below) in the EU and the US for the indication ovarian cancer.

Oasmia has performed a Phase III study with Paclical for treatment of ovarian cancer, an indication with just under 250,000 new annual cases globally, which makes it the seventh largest indication for women, with regard to the number of cases. The total number of patients in the study was 789, and all patients have been followed up regarding progression free survival (PFS). In June 2014, Oasmia announced that the primary endpoint for the study had been met. The endpoint was to demonstrate that Paclical and Taxol, both in combinations with carboplatin, have similar progression free survival. In October 2014, the company announced the results from the study that shows that Paclical has a positive risk/benefit profile compared to standard treatment.

The final study report for the clinical study is still on-going and the study report will constitute the foundation for a submission of a Marketing Authorization Application to the EMA (European Medicines Agency). The company planned to submit this application in the end of 2015, but have decided to include the results from the head-to-head study with Abraxane, which means that the application is now planned for submission in first calendar quarter of 2016. By following up the patients survival rate, overall survival data, OS, can be obtained, which is required in order to apply for marketing approval in the USA.

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Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most efficient and used substances for treatment of cancer. Oasmia has compiled documentation and is now planning a clinical Phase I study on the indication metastatic breast cancer.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17 for treatment of metastatic breast cancer. Docecal is now entering a clinical phase and the company is planning for a clinical phase I study and a safety and tolerance study. The application to perform the clinical Phase I study will be submitted shortly to the Polish pharmaceutical authority. The investigator meeting for the safety and tolerance study is planned for December 2015 and enrolment of patients will begin in a few months’ time.

OAS-19

OAS-19 is the first cancer product to apply a dual cytostatic agent in one infusion. It is the unique properties in XR17 that make this combination possible. This concept provides Oasmia with another dimension for pharmaceutical development of multiple active substances in one micelle, where also substances with different water solubility can be combined. Pre-clinical studies performed in 2013 with OAS-19 have shown promising results.

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (USA) years on the indication, when the drug is approved for market.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the American Food and Drug Administration (FDA) for Paccal Vet in treatment of mastocytoma, mammary carcinoma and squamous cell carcinoma.

In February 2014, Oasmia was granted conditional approval in the US by the FDA of Paccal Vet-CA1 for treatment of mammary carcinoma and squamous cell carcinoma in dogs. In order to apply for a full approval for these indications, Oasmia is currently focusing its resources on a mammary cancer study where 19 of the 165 dogs included in the study have been treated in the period.

Oasmia is conducting a complementary study on Paccal Vet for the treatment of mastocytoma. The purpose of the study is to measure time to progression for dogs that have been treated four times with three-week intervals. All 50 dogs included in the study have been treated. If the result is in line with the expectations, the company will submit an application for market approval to the European pharmaceutical authority EMA. Oasmia will also consider submitting an application of market approval to the FDA.

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Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted a MUMS designation (see below) in the USA for the indication lymphoma.

In February 2015, a Phase II study was initiated and whose primary goal is to assess response rate in the treated dogs. The study will continue throughout 2016. The Phase II study will form the basis for a conditional approval application in the US for the treatment of lymphoma in dogs. In a follow-up study, the dogs will be followed to progression. About half of the 17 dogs in the study have been treated in the period. .

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

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THE COMPANY

Listing on US NASDAQ closed

In October 2015, Oasmia completed its listing on the US NASDAQ stock exchange in New York, which was announced in a number of press releases and in the previous Interim Report. This means that since October 23, 2015, Oasmia’s share is traded on the Stockholm, Frankfurt am Main and also on the Nasdaq New York stock exchange. At the Nasdaq stock exchange in New York, the share is traded in so called American Depositary Shares (ADS). Every ADS corresponds to three ordinary Oasmia shares and every ADS was issued to a price of USD 4.06. For every two ADS’s subscribed, investors had the option to subscribe to an additional warrant for USD 0.0025 per warrant. The listing entailed an Initial Public Offering of 2,339,200 ADSs which corresponds to 7,017,600 ordinary shares, and 1,169,600 warrants. The warrant carries a term of ten years and enables its subscribers to convert each warrant to an ADS for the price of USD 4.06.

The IPO was underwritten by a number of investors. These underwriters were also offered an option to over-allotment, which allowed them to, within 45 days, subscribe to an additional 350,880 ADSs and 175,440 additional warrants. This option was partly utilized in the period and an additional 111,150 warrants were subscribed and paid. Also after the closing day of the period, this option was utilized; see “Events after closing day”. In addition to the above mentioned warrants, 105,264 warrants have been issued to book runners as part of the total payment for their work. These warrants correspond to one ordinary Oasmia share.

The IPO comprised USD 9,500 thousand which corresponds to about TSEK 80,925 before issue expenses, which provided Oasmia with TSEK 68,331 in liquidity after deductions for issue expenses.

Paclical was launched commercially in Russia and the CIS, first commercial orders received

In the beginning of October 2015, Oasmia announced that the first shipment for commercial use had been made to the company’s strategic partner Pharmasyntez. This marked the beginning of the launch of the company’s lead cancer product in Russia and the members of the CIS (Commonwealth of Independent States).

In the end of October, the company received two commercial orders for Paclical from Pharmasyntez for a total end-user value of about USD 9 million.

Nexttobe extended its loan to Oasmia

Nexttobe AB extended its loan of MSEK 87 to Oasmia in the period. In addition, the accrued interest of MSEK 7.4 per December 30, 2015 will be added to the loan. The new loan that replaces the current loan on the due date, amounts to MSEK 94.4 and is due on December 30, 2016. The interest for the period January 1, 2016 to December 30, 2016 is set to 8.5% with an option for Nexttobe to renegotiate the interest. Nexttobe is Oasmia’s second largest owner after Alceco International S.A, with about 20 % of the shares in the company.

Oasmia announced positive results for Paclical in a head-to-head study with Abraxane

In the beginning of August, 2015, Oasmia announced positive results from a head-to-head comparison study of its cancer product Paclical and Abraxane marketed by Celgene. The results showed that both products had similar pharmacokinetic (PK) profiles. The study was conducted in women with metastatic breast cancer. After the closing day, the company announced that these positive results have been confirmed, which implies a similar efficacy for the drugs, se “Events after closing day”.

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Share price development during the period (SEK)

NASDAQ Stockholm

EVENTS AFTER CLOSING DAY

Oasmia confirms final positive results for Paclical from a head-to-head study with Abraxane

A final analysis of the pharmacokinetic study showed that the water-soluble and solvent free cancer drug Paclical and the USA-approved drug Abraxane showed almost identical concentration curves for total and unbound paclitaxel after intravenous infusion of 260 mg/m2, which indicates that the efficacy is similar for both drugs.

The option of over-allotment in connection to the NASDAQ US listing was utilized

The underwriters in the American IPO carried out in connection to the listing of Oasmia’s share on the NASDAQ US Stock Exchange in New York, have after the closing day utilized their option to, within 45 days, subscribe to additional American Depositary Shares (ADS, every ADS corresponding to three ordinary shares) and subscribed to an additional 222,300 ADS’s. This issue entailed about USD 903 thousand before issue expenses, corresponding to about TSEK 7,806, which provided Oasmia with about USD 815 thousand after deductions for issue expenses, corresponding to about TSEK 7,045 in liquid assets and equity.

Loan commitment on extended loans

Oasmia has received a loan commitment from its bank that the existing loan of MSEK 20 with a maturity date December 30, 2015 shall be extended until March 31, 2016. The other loan terms and conditions are unchanged.

The issue of additional warrants

In addition to the 105,264 warrants issued in the period and delivered to financial advisors for work carried out, another 35,088 warrants is under registration with the Swedish Companies Registration Office. Each warrant corresponds to one of Oasmia's ordinary shares. These warrants will be granted as compensation to financial advisors.

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FINANCIAL INFORMATION1

Consolidated Income Statement in brief

	2015	2014	2015	2014	2014/15
TSEK	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales	52	558	271	1,552	2,070
Capitalized development cost	4,641	5,427	10,181	9,928	16,797
Other operating income	0	61	1	153	221
Operating expenses	(45,701)	(30,192)	(89,280)	(66,129)	(127,313)
Operating income (loss)	(41,008)	(24,145)	(78,827)	(54,496)	(108,225)
Net income (loss) after tax	(43,395)	(26,715)	(83,215)	(59,704)	(117,497)
Earnings (loss) per share, before and after dilution, in SEK*	(0.44)	(0.30)	(0.85)	(0.68)	(1.28)
Comprehensive income (loss) for the period	(43,417)	(26,715)	(83,221)	(59,704)	(117,497)

* Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

SECOND QUARTER

August 1 – October 31, 2015

Net sales

Net sales amounted to TSEK 52 compared to TSEK 558 for the corresponding quarter previous year. Net sales principally consisted of revenues from Paccal Vet-CA1 sales.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 4,641. Of the capitalization, Paclical comprised TSEK 2,203 and Paccal Vet comprised TSEK 2,438. In the quarter ended October 31, 2014 capitalized development cost amounted to TSEK 5,427 of which Paclical comprised TSEK 2,403 and Paccal Vet TSEK 3,025.

Operating expenses

Operating expenses including depreciation, amortization and impairments amounted to TSEK 45,701 which is significantly higher compared to the corresponding quarter previous year of TSEK 30,192.

The increase is primarily due to increased costs for clinical trials and method development at our contract manufacturer. This was primarily due to that the company is in the starting phase of the Docecal clinical program and an explorative study with XR17. In addition, employee benefit expenses have increased due to increased number of employees and increased salary expenses. In the quarter, the costs for raw materials and supplies to manufacturing for method development and clinical trials have increased. Administration expenses have decreased in the quarter, however insurance expenses have increased due to the US listing.

The number of employees as of October 31, 2015 was 79, compared to 75 employees as of October 31, 2014.

Net income (loss) for the quarter

Net loss after tax for the quarter was TSEK 43,395, compared to a net loss of TSEK 26,715 for the corresponding quarter prior year. The decrease in net income was mainly attributable to increased operating expenses, see above.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

___________________________

1 Figures in parentheses represent negative amount

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THE PERIOD

May 1 – October 31, 2015

Net sales

Net sales amounted to TSEK 271 and consisted principally of revenues from performed research assignments and revenues from Paccal Vet-CA1. During the corresponding period previous year, net sales amounted to TSEK 1,552 and mainly consisted of revenues from Paccal Vet-CA1.

Capitalized development costs

Capitalized development costs, which refer to Phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 10,181. Of the capitalization, Paclical comprised TSEK 5,468 and Paccal Vet comprised TSEK 4,713. In the corresponding period previous year, capitalized development cost amounted to TSEK 9,928 of which Paclical comprised TSEK 5,362 and Paccal Vet TSEK 4,566.

Operating expenses

Operating expenses including depreciation, amortization and impairments amounted to TSEK 89,280 which is significantly higher compared to the corresponding period previous year of TSEK 66,129.

The increase is primarily due to increased costs for clinical trials and method development at our contract manufacturers. The increase in costs for clinical trials was primarily due to that the company is in the starting phase of the Docecal clinical program and an explorative study with XR17. Expenses for the mammary cancer study with Paccal Vet and the Doxophos Vet study increased in the period compared to the corresponding period previous year. In addition, employee benefit expenses have increased due to increased number of employees and increased salary expenses. In the period, the costs for raw materials and supplies to manufacturing and administration expenses have decreased, while insurance expenses have increased due to the US listing.

The number of employees at the end of the period was 79, compared to 75 employees at the end of the corresponding period previous year.

Net income (loss) for the period

Net loss after tax for the period was TSEK 83,215, compared to a net loss of TSEK 59,704 for the corresponding period prior year. The decrease in net income was mainly attributable to increased operating expenses, see above. This was partly offset by decreased interest expenses, attributable to lower debt this period.

The Group’s operations have not been impacted by seasonal variations or cyclical effects.

Cash flow and Capital expenditures

Cash outflow from operating activities was negative and amounted to TSEK 40,985, compared to TSEK 55,695 for the corresponding period previous year. Operating income was significantly lower than the corresponding period previous year, but was offset by positive changes in working capital.

Cash inflow from investing activities amounted to TSEK 16,788 for the period ended October 31, 2015, compared to a cash outflow of TSEK 12,243 for the corresponding period prior year. Disposals of short term investments in an interest fund provided TSEK 29,500 in liquid assets for the period ended October 31, 2015. Of the investments in the period ended October 31, 2015, investments in intangible assets amounted to TSEK 10,826 and consisted of capitalized development costs TSEK 10,181 and of patents TSEK 645. During the corresponding period prior year investments in intangible assets amounted to TSEK 10,230 and consisted of capitalized development costs TSEK 9,928 and patents TSEK 301. Investments in property, plant and equipment amounted to TSEK 1,886 for the period ended October 31, 2015 and mainly consisted of production equipment. In the corresponding period prior year net investments in property, plant and equipment amounted to TSEK 2,014.

Cash flow from financing activities amounted to TSEK 68,366, compared to TSEK 46,832 for the corresponding period prior year. In October 2015, the Initial Public Offering was closed in connection to a listing of the company’s shares on Nasdaq US. The IPO provided the company with TSEK 68,331 in liquidity after deductions for issue expenses amounting to TSEK 12,594. The issue expenses consisted primarily of remuneration to book runners, lawyer firms and audit companies.

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Financing

In October, the loan from Nexttobe AB amounting to TSEK 87,000 was negotiated and extended. The loan amounted to TSEK 105,000 in the same period prior year. The current MSEK 87 loan and accrued interest of MSEK 7.4 which is due on December 30, 2015, is replaced on the due date by a new loan amounting to MSEK 94.4 with a new due date on December 30, 2016. The interest for the period January 1, 2016 to December 30, 2016 is set to 8.5% with an option for Nexttobe to renegotiate the interest.

Oasmia completed a stock listing on the Nasdaq US stock exchange in New York during the period, and a connected Initial Public Offering which has increased the number of shares by 7,017,600 and 1,280,750 warrants have been issued, which can each be converted to three ordinary shares, see above paragraph “The Company”. In addition, 105,264 warrants have been issued as partial payment for work performed by book runners. These warrants can each be converted to one ordinary share. The gross issue amount was TSEK 80,925 which after deductions for issue expenses provided the company with net proceeds of TSEK 68,331.

Number of outstanding warrants

As of October 31, 2015, the number of outstanding warrants was in total 1,386,014 according to below:

	Number	Ordinary share/warrant	Maximum number of shares
Initial warrants	1,169,600	3	3,508,800
Utilized over-allotment	111,150	3	333,450
Issued as payment for services	105,264	1	105,264
Total	1,386,014		3,947,514

Additional 35,088 warrants representing one ordinary share is being registered at the Swedish Companies Registration Office, see "Events after closing date"

Financial position

The consolidated cash and cash equivalents amounted to TSEK 70,999 as of October 31, 2015 and amounted to TSEK 27,135 as of October 31, 2014. As of October 31, 2015, the company has TSEK 20,594 invested in short-term interest fund, whereof TSEK 19,996 is restricted as security for a bank loan. The interest-bearing liabilities were TSEK 107,035 as of October 31, 2015, and consist of a loan from Nexttobe, a bank loan and utilized credit from Alceco. As of October 31, 2014 interest-bearing liabilities amounted TSEK 145,000, and consist of a loan from Nexttobe and a bank loan.

As of October 31, 2015, unutilized credit facilities with banks amounted to TSEK 5,000, same as of October 31, 2014 and with the principal owner Alceco International S.A, TSEK 39,965, compared to TSEK 40,000 as of October 31, 2014.

As of October 31, 2015, equity amounted TSEK 360,820, compared to TSEK 269,035 as of October 31, 2014. The Equity/Assets ratio as of October 31, 2015 was 67%, compared to 59% as of October 31, 2014. The Net debt/Equity ratio as of October 31, 2015 was 6%, compared to 44 % in October 31, 2014.

Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. Available consolidated liquid assets and unutilized credit facilities as of October 31, 2015 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the company, the Board of Directors assesses that the prospects are good for the financing of the Company´s operations in the coming year.

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Key ratios and other information

	2015	2014	2015	2014	2014/15
	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands*	104,876	88,689	104,876	88,689	97,858
Weighted average number of shares, before and after dilution, in thousands*	98,011	88,689	97,934	87,745	91,655
Earnings (loss) per share, before and after dilution, in SEK*	(0.44)	(0.30)	(0.85)	(0.68)	(1.28)
Equity per share, SEK*	3.44	3.03	3.44	3.03	3.84
Equity/Assets ratio, %	67	59	67	59	73
Net debt, TSEK	21,601	117,865	21,601	117,865	30,010
Net debt/Equity ratio, %	6	44	6	44	8
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	79	75	79	75	79

*Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15.

Definitions

Earnings per share: Income for the period attributable to parent company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowing (comprising the balance sheet items short-term and long-term borrowings and liabilities to credit institutions) with deduction of cash, cash equivalents and short-term investments.

Net debt/Equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income after financial items as a ratio of average equity.

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Consolidated income statement

		2015	2014	2015	2014	2014/15
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales		52	558	271	1,552	2,070
Capitalized development cost		4,641	5,427	10,181	9,928	16,797
Other operating income		0	61	1	153	221
Raw materials, consumables and goods for resale		(2,500)	(1,318)	(3,943)	(5,567)	(10,062)
Other external expenses		(29,488)	(17,582)	(55,734)	(34,767)	(60,740)
Employee benefit expenses		(12,500)	(10,162)	(27,094)	(23,335)	(50,530)
Depreciation, amortization and impairment		(1,213)	(1,129)	(2,508)	(2,461)	(5,190)
Other operating expenses		-	-	-	-	(792)
Operating income (loss)		(41,008)	(24,145)	(78,827)	(54,496)	(108,225)

Financial income		12	8	20	16	210
Financial expenses		(2,400)	(2,577)	(4,408)	(5,224)	(9,482)
Financial income and expenses – net		(2,387)	(2,569)	(4,388)	(5,208)	(9,272)

Income (loss) before taxes		(43,395)	(26,715)	(83,215)	(59,704)	(117,497)

Income taxes	2	-	-	-	-	-
Income (loss) for the period		(43,395)	(26,715)	(83,215)	(59,704)	(117,497)

Income (loss) for the period attributable to:
Parent company shareholders		(43,395)	(26,715)	(83,215)	(59,704)	(117,497)

Earnings (loss) per share before and after dilution, SEK		(0.44)	(0.30)	(0.85)	(0.68)	(1.28)

Consolidated statement of comprehensive income

		2015	2014	2015	2014	2014/15
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Income (loss) for the period		(43,395)	(26,715)	(83,215)	(59,704)	(117,497)
Other comprehensive income (loss)
Items that may be reclassified subsequently to the income statement:
Translation differences		(21)	-	(7)	-	-
Total other comprehensive income (loss)		(21)	0	(7)	0	0
Comprehensive income (loss) for the period		(43,417)	(26,715)	(83,221)	(59,704)	(117,497)

Comprehensive income (loss) for the period attributable to:
Parent company shareholders		(43,417)	(26,715)	(83,221)	(59,704)	(117,497)

Comprehensive earnings (loss) per share before and after dilution, SEK		(0.44)	(0.30)	(0.85)	(0.68)	(1.28)

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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Consolidated statement of financial position

TSEK	Note	Oct 31, 2015	Oct 31, 2014	Apr 30, 2015
ASSETS
Non-current assets
Property, plant and equipment		22,795	24,282	22,852
Capitalized development cost	3	403,354	386,304	393,173
Other intangible assets		11,933	12,101	11,852
Financial non-current assets		2	2	2
Total non-current assets		438,084	422,689	427,879

Current assets
Inventories	4	5,758	2,768	5,341
Accounts receivable		228	550	105
Other current receivables		3,002	3,732	2,566
Prepaid expenses and accrued income		3,163	1,550	1,687
Short-term investments	5	20,594	-	50,153
Cash and cash equivalents		70,999	27,135	26,837
Total current assets		103,745	35,735	86,690

TOTAL ASSETS		541,828	458,424	514,569

EQUITY
Equity attributable to parent company shareholders
Share capital		9,786	8,807	9,786
Unregistered share capital		702	-	-
Other capital provided		918,625	687,506	850,996
Reserves		(7)	-	-
Retained earnings including income (loss) for the period		(568,286)	(427,278)	(485,071)
Total equity		360,820	269,035	375,710

LIABILITIES
Non-current liabilities
Long-term borrowings	6	93,159	-	-
Other non-current liabilities		-	891	-
Total non-current liabilities		93,159	891	0

Current liabilities
Liabilities to credit institutions		20,000	40,000	20,000
Short-term borrowings	6	35	105,000	87,000
Accounts payable		40,957	16,367	14,017
Other current liabilities		2,045	1,645	1,796
Accrued expenses and deferred income		24,813	25,486	16,045
Total current liabilities		87,849	188,498	138,858

Total liabilities		181,008	189,389	138,858

TOTAL EQUITY AND LIABILITIES		541,828	458,424	514,569

Any contingent liabilities and pledged assets are reported in note 7.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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Consolidated statement of changes in equity

	Attributable to parent company shareholders
TSEK	Share capital	Unregistered share capital	Other capital provided	Reserves	Retained earnings	Total equity
Opening balance as of May 1, 2014	8,557	0	640,924	0	(367,574)	281,907
Comprehensive income (loss) for the period	-	-	-	-	(59,704)	(59,704)
New share issue	250	-	49,750	-	-	50,000
Issue expenses	-	-	(3,168)	-	-	(3,168)
Closing balance as of October 31, 2014	8,807	0	687,506	0	(427,278)	269,035

Opening balance as of May 1, 2014	8,557	0	640,924	0	(367,574)	281,907
Comprehensive income (loss) for the year	-	-	-	-	(117,497)	(117,497)
New share issues	1,229	-	224,916	-	-	226,145
Issue expenses	-	-	(14,844)	-	-	(14,844)
Closing balance as of April 30, 2015	9,786	0	850,996	0	(485,071)	375,710

Opening balance as of May 1, 2015	9,786	0	850,996	0	(485,071)	375,710
Income (loss) for the period	-	-	-	-	(83,215)	(83,215)
Other comprehensive income (loss)	-	-	-	(7)	-	(7)
Comprehensive income (loss) for the period	0	0	0	(7)	(83,215)	(83,221)
New share issue	-	702	80,223	-	-	80,925
Issue expenses	-	-	(12,594)	-	-	(12,594)
Closing balance as of October 31, 2015	9,786	702	918,625	(7)	(568,286)	360,820

Consolidated cash flow statement

		2015	2014	2015	2014	2014/15
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Operating activities
Operating income (loss) before financial items		(41,008)	(24,145)	(78,827)	(54,496)	(108,225)
Adjustments for non-cash items		1,213	1,129	2,508	2,461	5,982
Interest received		12	8	20	16	56
Interest paid		(526)	(479)	(625)	(612)	(1,384)
Cash flow from operating activities before changes in working capital		(40,309)	(23,488)	(76,924)	(52,631)	(103,570)

Change in working capital
Change in inventories		568	(51)	(417)	(1,111)	(3,684)
Change in accounts receivable		(28)	487	(123)	(501)	(56)
Change in other current receivables		(1,803)	387	(1,912)	247	77
Change in accounts payable		17,925	(758)	26,939	(1,136)	(3,486)
Change in other current liabilities		7,001	(1,213)	11,452	(562)	3,055
Cash flow from operating activities		(16,646)	(24,637)	(40,985)	(55,695)	(107,665)

Investing activities
Investments in intangible assets		(5,015)	(5,729)	(10,826)	(10,230)	(17,406)
Disposal of intangible assets		-	-	-	-	1,200
Investments in property, plant and equipment		(612)	(587)	(1,886)	(2,014)	(3,621)
Disposal of property, plant and equipment		-	-	-	-	72
Investments in short-term investments		-	-	-	-	(80,000)
Disposal of short-term investments	5	-	-	29,500	-	30,000
Cash flow from investing activities		(5,627)	(6,316)	16,788	(12,243)	(69,755)

Financing activities
Decrease in liabilities to credit institutions		-	-	-	-	(20,000)
New share issues		80,925	-	80,925	50,000	190,861
Issue expenses		(12,594)	-	(12,594)	(3,168)	(14,844)
New loans	6	35	-	35	-	-
Cash flow from financing activities		68 366	0	68,366	46,832	156,017

Cash flow for the period		46,091	(30,954)	44,169	(21,106)	(21,404)
Exchange rate differences in cash & cash equivalents		(21)	-	(7)	-	-
Cash and cash equivalents at beginning of the period		24,929	58,088	26,837	48,241	48,241
Cash and cash equivalents at end of the period		70,999	27,135	70,999	27,135	26,837

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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Note 1 Accounting policies

This report is established in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities market Act. The consolidated accounts have been established in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Complementary accounting regulations for Groups and the Swedish Annual Accounts Act. The group accounting policies and calculation methods are unchanged compared to the ones described in the Annual Report for the fiscal year May 1, 2014 – April 30, 2015. New or revised IFRS standards or interpretations by IFRIC that became effective since May 1, 2015, has not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous fiscal year, financial instruments carrying amounts are the same as fair values. The Group currently only has one operating segment and does therefore not disclose any segment information.

Note 2 Taxes

As of October 31, 2015 the group had accumulated losses carried forward, related to previous fiscal years and the period, amounting to TSEK 616,990. As of October 31, 2014 they amounted to TSEK 463,863. There are currently no firm indications of when tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the Balance Sheet.

Note 3 Capitalized development cost

Oasmia capitalizes development cost consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Oct 31, 2015	Oct 31, 2014	Apr 30, 2015
Paclical	295,576	286,281	290,108
Paccal Vet	107,778	100,023	103,065
Total	403,354	386,304	393,173

Note 4 Inventory

TSEK	Oct 31, 2015	Oct 31, 2014	April 30, 2015
Valued at acquisition cost
Raw material	5,758	2,768	5,341
Total	5,758	2,768	5,341

Goods were carried as expense respectively was written down as follows:

	2015	2014	2014/15
TSEK	May-Oct	May-Oct	May-Apr
Goods expensed	14	2,215	2,439
Goods written down	75	0	0

Note 5 Short-term investments

Liquid assets not utilized in the daily operation have been invested in interest funds that invest in safe interest bearing securities and other interest instruments. As most securities included in these funds have a remaining maturity exceeding 3 months, these have been valued to fair value and disclosed as Short-term investments in the Balance Sheet.

Note 6 Transactions with related parties

On October 31, 2015 Oasmia had a credit facility of TSEK 40,000, same amount as of October 31, 2014, provided by the principal shareholder of the company, Alceco International S.A. The interest rate on utilized credits is 5%. As of October 31, 2015, TSEK 35 of this credit was utilized.

On October 31, 2015, Oasmia carried a loan from Nexttobe AB amounting to TSEK 87,000 which matures on December 30, 2015. As of October 31, 2014 the loan was TSEK 105,000. During 2015 the loan carries an interest of 8.5 % that will be paid on maturity date. As of October 31, 2015, the accrued interest expense for the loan amounted to TSEK 6,159 and as of October 31, 2014 it amounted to TSEK 16,010. The current MSEK 87 loan and accrued interest of about MSEK 7.4 at the maturity date December 31, 2015, will be replaced at maturity date by a new loan of MSEK 94.4 which mature December 30, 2016. The interest for the period January 1, 2016 to December 30, 2016 is set to 8.5% with an option for Nexttobe to renegotiate the interest. Nexttobe AB is Oasmias second largest shareholder with an ownership of about 20 % as of October 31, 2015.

In the period, Oasmia Pharmaceutical AB established a wholly owned subsidiary in Nevada, USA, Oasmia Pharmaceutical, Inc. In addition to a capital contribution amounting to TSEK 1,148 to finance the subsidiary’s initial activities, no transactions between Oasmia Pharmaceutical AB and the subsidiary have taken place.

No significant further transactions with related parties have been made in the period apart from remuneration to employees.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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Note 7 Contingent liabilities and Pledged assets

The parent company has TSEK 19,996 placed in a restricted interest fund account as a pledge for a TSEK 20,000 bank loan. The parent company has made a floating charge of TSEK 8,000 to a bank as security for a TSEK 5,000 bank overdraft and limit for a TSEK 3,000 exchange derivative.

Note 8 Risk factors

The group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the activities these risks can be limited, controlled and managed and at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual report for the fiscal year May 1, 2014 – April 30, 2015. No additional risks beyond those described therein have been judged significant.

Note 9 Future financing

Oasmia has two products approved, but this does not yet create a sufficient cash flow from its own business. For this reason, Oasmia continuously works with various financing alternatives. Available consolidated liquid assets and unutilized credit facilities as of October 31, 2015 are not sufficient to provide the required capital to pursue the planned activities during the next 12 months. In light of available financing alternatives and the recent developments in the company, the Board of Directors assesses that the prospects are good for the financing of the Company´s operations in the coming year.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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The Board of Directors and the CEO of Oasmia Pharmaceutical AB ensures that this interim report gives a fair view of the group activities, position and result and describes essential risks and uncertainty factors that the parent company and the companies that are part of the group face.

Uppsala, December 2, 2015

Julian Aleksov, Chairman	Bo Cederstrand, Member	Prof. Dr. Horst Domdey, Member

Hans Sundin, Member	Alexander Kotsinas, Member	Hans Liljeblad, Member

Lars Bergkvist, Member	Mikael Asp, CEO

The information in this interim report is such that Oasmia Pharmaceutical AB (publ) must publish according to the Swedish Securities Markets Act. The information was delivered for publication on December 3, 2015 at 8.15 am.

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. Reg. No: 556332-6676

Domicile: Stockholm

Address and telephone number to the Main Office

Vallongatan 1

752 28 UPPSALA, SWEDEN

+46 18 50 54 40

www.oasmia.com, E-mail: info@oasmia.com

Questions concerning the report are answered by:

Anders Lundin, CFO

Tel: +46 70 209 63 00 E-mail: anders.lundin@oasmia.com

UPCOMING REPORT DATES

Interim report May 2015 – January 2016	March 3, 2016
Year-end report May 2015 – April 2016	June 3, 2016
Annual report May 2015 – April 2016	August 26, 2016
Interim report May – July 2016	September 2, 2016
Interim report May – October 2016	December 2, 2016

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2015

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Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per October 30, 2015 which was 8.4922 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2015	2014	2015	2014	2014/15
USD thousand if nothing else is stated	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands*	104,876	88,689	104,876	88,689	97,858
Weighted average number of shares, before and after dilution, in thousands*	98,011	88,689	97,934	87,745	91,655
Earnings (loss) per share, before and after dilution, in USD *	(0.05)	(0.04)	(0.10)	(0.08)	(0.15)
Equity per share, USD *	0.41	0.36	0.41	0.36	0.45
Equity/Assets ratio, %	67	59	67	59	73
Net debt, USD thousand	2,544	13,879	2,544	13,879	3,534
Net debt/Equity ratio, %	6	44	6	44	8
Number of employees at the end of the period	79	75	79	75	79

Consolidated income statement in brief
Net sales	6	66	32	183	244
Capitalized development cost	547	639	1,199	1,169	1,978
Operating income (loss)	(4,829)	(2,843)	(9,282)	(6,417)	(12,744)
Financial income and expenses - net	(281)	(303)	(517)	(613)	(1,092)
Income (loss) before taxes	(5,110)	(3,146)	(9,799)	(7,030)	(13,836)
Income (loss) for the period	(5,110)	(3,146)	(9,799)	(7,030)	(13,836)
Comprehensive income (loss) for the period	(5,113)	(3,146)	(9,800)	(7,030)	(13,836)

Consolidated statement of financial position in brief
Total non-current assets	51,587	49,774	51,587	49,774	50,385
Total current assets	12,216	4,208	12,216	4,208	10,208
Total assets	63,803	53,982	63,803	53,982	60,593
Total equity	42,488	31,680	42,488	31,680	44,242
Total non-current liabilities	10,970	105	10,970	105	0
Total current liabilities	10,345	22,197	10,345	22,197	16,351
Total liabilities	21,315	22,302	21,315	22,302	16,351
Total equity and liabilities	63,803	53,982	63,803	53,982	60,593

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(4,829)	(2,843)	(9,282)	(6,417)	(12,744)
Cash flow from operating activities before changes in working capital	(4,747)	(2,766)	(9,058)	(6,198)	(12,196)
Cash flow from operating activities	(1,960)	(2,901)	(4,826)	(6,558)	(12,678)
Cash flow from investing activities	(663)	(744)	1,977	(1,442)	(8,214)
Cash flow from financing activities	8,050	0	8,050	5,515	18,372
Cash flow for the period	5,427	(3,645)	5,201	(2,485)	(2,520)
Cash and cash equivalents at end of the period	8,360	3,195	8,360	3,195	3,160

*	Recalculation of historical values has been made taking into account capitalization issue elements in the rights issue carried out in the third quarter of 2014/15